Supplement No. 2 to
Offering Memorandum dated September 2, 2004

Hemagen Diagnostics, Inc.

Offer to Exchange

Shares of Common Stock and
$4,050,000 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2009

For all $6,090,000 principal amount of our outstanding
8% Senior Subordinated Secured Convertible Notes due 2005

The Exchange Offer will expire at 12:00 midnight, Eastern time, on December 16, 2004, unless extended or earlier terminated

        We are supplementing our Offering Memorandum dated September 2, 2004, as previously supplemented by Supplement No. 1 dated September 22, 2004.

        The sole change to the terms of the Exchange Offer is to increase the interest rate that we will pay on the Modified Notes to 8% from 6%. We have also extended the expiration date for the Exchange Offer to 12:00 midnight, Eastern time, on December 16, 2004, unless extended or earlier terminated. To date, $5,725,000, or 94%, of the principal amount of the Outstanding Notes have been tendered in the Exchange Offer.

        Participating in the Exchange Offer and receiving Exchange Securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Offering Memorandum as supplemented by Supplement No. 1.

        No commission will be paid to anyone in connection with this Exchange Offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Exchange Securities to be issued in the Exchange Offer or passed upon the adequacy or accuracy of this Offering Memorandum. Any representation to the contrary is a criminal offense.

The Exchange Agent for the Exchange Offer is:

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045
Telephone: (443) 367-5500, Facsimile: (410) 997-7812
Attention: Deborah F. Ricci, Chief Financial Officer, Email: dricci@hemagen.com

The date of this Supplement No. 2 to the Offering Memorandum is December 3, 2004